Mail Stop 4561

May 18, 2006

J. Christopher Donahue
President and Chief Executive Officer
Federated Investors, Inc.
Federated Investors Tower
Pittsburgh, Pennsylvania 15222
Via Mail and Facsimile (412) 288-7795

Re: Federated Investors, Inc.
Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended March 31, 2006
File No. 001-14818

Dear Mr. Donahue:

We have reviewed your letter filed on May 15, 2006 and have the following comments.

Form 10-K for the Fiscal Year ended December 31, 2005

Exhibit 13.01 Selected Portions of 2005 Annual Report to Shareholders

Management's Discussion & Analysis

1. We note your response to comment one from our letter dated April 18, 2006 that you view all of your operating expenses as cost of services. In future filings please disclose how you manage and analyze your financial results including how you determine the prices for your services, determine the proper cost structure, and manage the overall profitability of your business. Please provide us with your proposed future disclosure.

Consolidated Financial Statements

Consolidated Statements of Income

2. We note your response to comment one from our letter dated April 18, 2006 that you do not track expenses in a format that would enable you to readily report a subset of operating expenses as cost of services. We believe that you fall within the scope of

Article 5 of Regulation S-X. Rule 5-03 of Regulation S-X requires you to present cost of services and selling, general and administrative expenses separately. If you believe that providing this information would involve undue cost and burden, please provide us with support for your determination, including your estimate of changes that would need to be made and the time and resources involved.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief